Exhibit 99.1

Consolidated Financial Statements of

(Unaudited)

THERATECHNOLOGIES INC.

Three-month periods ended February 29, 2012 and February 28, 2011

THERATECHNOLOGIES INC.

Consolidated Financial Statements

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Unaudited)

As at February 29, 2012 and November 30, 2011

(in thousands of Canadian dollars)

	Note	February 29, 2012	November 30, 2011
		$	$
Assets

Current assets:
Cash		63	2,559
Bonds		3,590	752
Trade and other receivables	6	336	1,784
Tax credits and grants receivable		429	346
Inventories	7	13,572	10,332
Prepaid expenses		1,460	2,308
Derivative financial assets	9 (a)	651	347

Total current assets		20,101	18,428

Non-current assets:
Bonds		24,807	33,476
Property and equipment		833	969

Total non-current assets		25,640	34,445

Total assets		45,741	52,873

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	8	4,614	7,129
Provisions	10 (b)	771	52
Derivative financial liabilities		—	16
Current portion of deferred revenue	4	4,287	4,279

Total current liabilities		9,672	11,476

Non-current liabilities:
Provisions	10 (b)	3,460	—
Other liabilities		320	775
Deferred revenue	4	3,209	4,279

Total non-current liabilities		6,989	5,054

Total liabilities		16,661	16,530

Equity

Share capital		280,788	280,488
Contributed surplus		8,202	8,242
Deficit		(260,330)	(252,846)
Accumulated other comprehensive income		420	459

Total equity		29,080	36,343

Contingent liability	11
Commitments	12
Subsequent events	13

Total liabilities and equity		45,741	52,873

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

	Note	February 29, 2012	February 28, 2011
		$	$
Revenue:
Sale of goods	4	1,279	1,798
Research services:
Upfront payments and initial technology access fees	4	1,070	1,711
Royalties and license fees	4	841	9

Total revenue		3,190	3,518

Cost of sales	5	1,337	2,595
Research and development expenses, net of tax credits of $83 (2011 - $153)		1,313	2,993
Selling and market development expenses		261	477
General and administrative expenses		2,043	3,215
Restructuring costs	10 (b)	6,058	–

Total operating expenses		11,012	9,280

Results from operating activities		(7,822)	(5,762)
Finance income		277	372
Finance costs		67	(577)

Total net finance income (costs)		344	(205)

Net loss before income taxes		(7,478)	(5,967)

Income tax (expense) recovery		(6)	35

Net loss		(7,484)	(5,932)

Other comprehensive income (loss), net of tax:
Net change in fair value of available-for-sale financial assets, net of tax		7	(324)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		(46)	(16)

		(39)	(340)

Total comprehensive loss for the period		(7,523)	(6,272)

Basic and diluted loss per share	9 (c)	(0.12)	(0.10)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

(Unaudited)

Three-month period ended February 29, 2012

(in thousands of Canadian dollars)

	Note	Share capital		Contributed surplus	Unrealized gains or losses on available- for-sale financial assets(i)	Deficit	Total
		Number	Dollars
			$	$	$	$	$
Balance as at November 30, 2011		60,865,266	280,488	8,242	459	(252,846)	36,343

Total comprehensive loss for the period:
Net loss		—	—	—	—	(7,484)	(7,484)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	7	—	7
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	(46)	—	(46)

Total comprehensive loss for the period		—	—	—	(39)	(7,484)	(7,523)

Transactions with owners, recorded directly in equity:
Share-based compensation plan:
Share-based compensation for stock option plan	9 (b)	—	—	71	—	—	71
Exercise of stock options:
Monetary consideration	9 (b)	104,503	189	—	—	—	189
Attributed value	9 (b)	—	111	(111)	—	—	—

Total contributions by owners		104,503	300	(40)	—	—	260

Balance as at February 29, 2012		60,969,769	280,788	8,202	420	(260,330)	29,080

(i)	Accumulated other comprehensive income.

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity, Continued

(Unaudited)

Three-month period ended February 28, 2011

(in thousands of Canadian dollars)

	Share capital		Contributed surplus	Unrealized gains or losses on available- for-sale financial assets(i)	Deficit	Total
	Number	Dollars
		$	$	$	$	$

Balance as at November 30, 2010	60,512,764	279,398	7,808	566	(235,116)	52,656

Total comprehensive loss for the period:
Net loss	—	—	—	—	(5,932)	(5,932)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax	—	—	—	(324)	—	(324)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax	—	—	—	(16)	—	(16)

Total comprehensive loss for the period	—	—	—	(340)	(5,932)	(6,272)

Transactions with owners, recorded directly in equity:
Share-based compensation plan:
Share-based compensation for stock option plan	—	—	427	—	—	427
Exercise of stock options:
Monetary consideration	3,000	5	—	—	—	5
Attributed value	—	4	(4)	—	—	—

Total contributions by owners	3,000	9	423	—	—	432

Balance as at February 28, 2011	60,515,764	279,407	8,231	226	(241,048)	46,816

(i)	Accumulated other comprehensive income.

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars)

	Note	February 29, 2012	February 28, 2011
		$	$
Operating activities:
Net loss		(7,484)	(5,932)
Adjustments for:
Depreciation of property and equipment		88	67
Write-down of property and equipment		49	—
Share-based compensation for stock option plan	9 (b)	71	427
Income tax expense (recovery)		6	(35)
Write-down of inventories	7	8	375
Lease inducements and amortization		(455)	126
Change in fair value of derivative financial assets	9 (a)	(57)	116
Change in fair value of liability related to the deferred stock unit plan	9 (a)	54	(93)
Change in fair value of derivative financial liabilities		(16)	—

Operating activities before changes in operating assets and liabilities		(7,736)	(4,949)

Change in accrued interest income on bonds		222	(234)
Change in trade and other receivables		1,448	(1,232)
Change in tax credits and grants receivable		(83)	(153)
Change in inventories		(3,248)	(672)
Change in prepaid expenses		848	322
Change in accounts payable and accrued liabilities		(2,497)	866
Change in provisions		4,179	—
Change in deferred revenue		(1,062)	(1,712)

		(193)	(2,815)

Cash flows used in operating activities		(7,929)	(7,764)

Financing activities:
Proceeds from exercise of stock options		189	5

Cash flows from financing activities		189	5

Investing activities:
Acquisition of property and equipment		(73)	(41)
Proceeds from sale of bonds		5,564	8,579
Acquisition of bonds		—	(26,059)
Prepayment of derivative financial assets		(247)	(837)

Cash flows from (used in) investing activities		5,244	(18,358)

Net change in cash		(2,496)	(26,117)

Cash as at December 1		2,559	26,649

Cash as at February 29 and February 28		63	532

See note 10 for supplemental information.

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity:

Theratechnologies Inc. is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor (“GRF”) peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as “the subsidiaries of the Company”).

Theratechnologies Inc. is incorporated under Part 1A of the Québec Companies Act and is domiciled in Québec, Canada. The Company is located at 2310 boul. Alfred-Nobel, Montréal, Québec, H4S 2B4.

2.	Basis of preparation:

(a)	Accounting framework:

These unaudited consolidated interim financial statements (“interim financial statements”), including comparative figures, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting (“IAS 34”).

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual financial statements for the year ended November 30, 2011 and the notes thereto.

(b)	Summary of accounting policies:

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements as at November 30, 2011.

Other new or amended accounting standards also had no impact on the Company’s accounting methods.

(c)	Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgements:

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgements in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

•	Revenue and deferred revenue:

Revenue recognition is subject to critical judgements, particularly in collaboration agreements that include multiple deliverables, as judgement is required in allocating revenue to each component, including upfront payments, milestone payments, research services, royalties and license fees and sale of goods.

•	Stock option plan:

There is estimation uncertainty with respect to selecting inputs to Black-Scholes model used to determine the fair value of the stock options.

•	Income taxes:

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

•	Contingent liability:

Management uses judgment in assessing the possibility of any outflow in settlement of contingent liabilities.

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Functional and presentation currency:

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3.	Upcoming changes in accounting standards:

(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011 with partial adoption permitted are included under the specific revisions to standards discussed below.

(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

3.	Upcoming changes in accounting standards (continued):

(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

The adoption of these amendments to existing standards had no impact on the consolidated financial statements.

(b)	New or revised standards and interpretations issued but not yet adopted:

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:

(i)	IFRS 9, Financial Instruments:

Effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments.

(ii)	IFRS 10, Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

3.	Upcoming changes in accounting standards (continued):

(b)	New or revised standards and interpretations issued but not yet adopted (continued):

(iii)	IFRS 13, Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.

The Company has not yet determined the impact of these amendments to existing standards on the consolidated financial statements.

4.	Revenue and deferred revenue:

(a)	EMD Serono Inc.:

On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono Inc. (“EMD Serono”), an affiliate of the Group Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”).

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States, which was obtained on November 10, 2010. The Company is also responsible for product production and for developing a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 ($36,951), which included an initial payment of US$22,000 ($27,097) and US$8,000 ($9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 ($4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

Royalties on sales are paid quarterly in arrears based on the calendar quarter and, in each year, the royalty rate increases once a pre-agreed level of sales is reached. For the three-month period ended February 29, 2012, an amount of $836 (2011 –$4) was recognized as royalty revenue in relation to the sales period from October 1, 2011 to December 31, 2011.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

4.	Revenue and deferred revenue (continued):

(a)	EMD Serono Inc. (continued):

For the three-month period ended February 29, 2012, an amount of $1,279 (2011 – $1,798) was recognized as sale of goods to EMD Serono.

The initial payment of $27,097 has been deferred and is being amortized on a straight-line basis over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. In April 2011, further development work has caused the Company to extend the services period to year-end 2013 rather than year-end 2012. For the three-month period ended February 29, 2012, an amount of $1,070 (2011 – $1,711) was recognized as revenue. As at February 29, 2012, the deferred revenue related to this transaction amounted to $7,488 (November 30, 2011 – $8,558).

The Company may conduct research and development activities for additional indications. Under the collaboration and licensing agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to an agreement with EMD Serono, to participate in promoting these additional indications.

(b)	Sanofi-aventis:

On December 6, 2010, the Company announced the signing of a distribution and licensing agreement with Sanofi-aventis (“Sanofi”), covering the commercial rights for EGRIFTATM in Latin America, Africa, and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Under the terms of the agreement, the Company will sell EGRIFTATM to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. The Company has retained all future development rights to EGRIFTATM and will be responsible for conducting research and development for any additional clinical programs. Sanofi will be responsible for conducting all regulatory activities for EGRIFTATM in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, the Company may commercialize tesamorelin for such indications on its own or with a third party.

No revenue was recognized for the three-month period ended February 29, 2012 under this agreement.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

4.	Revenue and deferred revenue (continued):

(c)	Ferrer Internacional S.A.:

On February 3, 2011, the Company entered into a distribution and licensing agreement with Ferrer Internacional S.A. (“Ferrer”) covering the commercial rights for EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the agreement, the Company will sell EGRIFTATM to Ferrer at a transfer price equal to the higher of a significant percentage of the Ferrer’s net selling price and a predetermined floor price. The Company has retained all development rights to EGRIFTATM for other indications and will be responsible for conducting research and development for any additional programs. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories mentioned above. The Company will be responsible for the manufacture and supply of EGRIFTATM to Ferrer. The Company has the option to co-promote EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.

No revenue was recognized for the three-month period ended February 29, 2012 under this agreement.

(d)	Actelion Pharmaceuticals Canada Inc.:

On February 20, 2012, the Company entered into a supply, distribution and licensing agreement (the “Agreement”) with Actelion Pharmaceuticals Canada Inc. (“Actelion”) for the commercialization rights to tesamorelin in Canada for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

4.	Revenue and deferred revenue (continued):

(d)	Actelion Pharmaceuticals Canada Inc. (continued):

Under terms of the Agreement, the Company will sell tesamorelin to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada subject to the Agreement. The Company will be responsible for the manufacture and supply of tesamorelin to Actelion. The Company has retained all development rights to tesamorelin for other indications and will be responsible for conducting development activities for any additional potential indications. The Company also granted Actelion an option to commercialize tesamorelin for other indications in Canada. If such option is not exercised, or is declined, by Actelion, the Company may commercialize tesamorelin for such indications on its own or with a third party.

No revenue was recognized for the three-month period ended February 29, 2012 under the Agreement.

5.	Cost of sales:

	Note	February 29, 2012	February 28, 2011
		$	$

Cost of goods sold		1,203	1,798
Other costs		84	164
Write-down of inventories	7	8	375
Production development costs		42	258

		1,337	2,595

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

6.	Trade and other receivables:

	February 29, 2012	November 30, 2011
	$	$

Trade receivables	4	1,364
Sales tax receivable	112	227
Loans granted to employees under the share purchase plan	7	10
Other receivables	213	183

	336	1,784

7.	Inventories:

	February 29, 2012	November 30, 2011
	$	$

Raw materials	9,633	5,751
Work in progress	1,241	1,096
Finished goods	2,698	3,485

	13,572	10,332

During the three-month period ended February 29, 2012, the Company recorded an inventory provision of $8 over raw materials (2011 – $109), nil over work in progress (2011 – $132) and nil over finished goods (2011 – $134) to write down their value to their estimated net realizable value. The net inventory provision of $8 (2011 – $375) was recorded in cost of sales.

The write-down of 2011 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under the Company’s current long-term procurement agreements.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Accounts payable and accrued liabilities:

	Note		February 29, 2012	November 30, 2011
			$	$

Trade payables			2,004	3,429
Accrued liabilities and other payables			1,140	1,314
Salaries and benefits due to related parties			392	724
Employee salaries and benefits payable			444	1,332
Liability related to the deferred stock unit plan	9	(a)	634	330

			4,614	7,129

9.	Share capital:

(a)	Deferred stock unit plan:

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and Chair of the Board in DSU. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSU. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on The Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSU and during the four (4) previous trading days. Beneficiaries who act as directors must elect to receive DSU before December 23 of a calendar year for the ensuing calendar year, whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSU, the DSU Value for directors is determined as at December 31 of a calendar year and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Share capital (continued):

(a)	Deferred stock unit plan (continued):

DSU may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Except that under the terms of the employment agreement of the president and chief executive officer of the Company, he may require that his DSU be redeemed after three (3) years from the date the DSU were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the Redemption Date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSU are totally vested at the grant date. In the case of the DSU granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonuses payments. In the case of the directors, the expense related to DSU and their liabilities are recognized at the grant date. During the three-month period ended February 29, 2012, $250 (2011 – $494) was recorded as an expense and is included in general and administrative expenses. At the beginning of the year, amounts due to officers totalling nil (2011 – $300) were settled with the issuance of DSU. The liability related to the DSU is adjusted periodically to reflect any change in market value of common shares. During the three-month period ended February 29, 2012, a loss of $54 (2011 – gain of $93) was recognized due to the change in the fair value of DSU. This loss is included in gain (loss) on financial instruments carried at fair value. As at February 29, 2012, the Company has a total of 248,697 DSU outstanding (November 30, 2011 – 143,655) and a liability related to the DSU of $634 (November 30, 2011 – $330).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Share capital (continued):

(a)	Deferred stock unit plan (continued):

To protect against fluctuations in the value of the DSU, the Company entered into two cash settled forward stock contracts in the first quarter of 2011 ($580 for the first and $257 for the second; these amounts correspond to 146,875 common shares of the Company at a price of $5.69 and $5.72, respectively). The contracts initially expired in December 2011. On December 2, 2011, the two cash settled forward stock contracts have been amended to expire in November 2012. They were not designated as hedging instruments for accounting purposes. The Company entered into another cash settled forward contract in December 2011. The Company paid $247 as advance payment on the contract. This amount corresponds to 101,822 common shares of the Company at a price of $2.42. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. In connection with these forward stock contracts, the Company invested $1,084 in term deposits, as advance payments, with the same counterparty, such term deposits maturing at the same time as the cash settled forward stock contracts. During the three-month period ended February 29, 2012, a gain of $57 (2011 - loss of $116) related to the change in the fair value of derivative financial assets was recognized. As at February 29, 2012, the fair value of cash settled forward stock contracts was $651 (November 30, 2011 – $347) and is recorded in derivative financial assets.

(b)	Stock option plan:

The Company has established a stock option plan under which it can grant to its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at February 29, 2012, 1,292,846 options could still be granted by the Company (788,172 as at February 28, 2011).

All options are to be settled by physical delivery of shares.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Share capital (continued):

(b)	Stock option plan (continued):

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2011 and the three-month period ended February 29, 2012 were as follows:

	Options	Weighted average exercise price per option
		$

Options at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(309,000)	11.17
Forfeited	(116,003)	4.46
Exercised	(344,665)	1.94

Options at November 30, 2011	2,329,470	4.87

Expired	(20,000)	10.95
Forfeited	(116,838)	6.39
Exercised	(104,503)	1.81

Options at February 29, 2012	2,088,129	4.88

The fair value of the options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	February 29, 2012	February 28, 2011

Risk-free interest rate	—	2.72%
Expected volatility	—	74.46%
Average option life in years	—	7.5
Expected dividends	—	nil
Grant-date share price	—	$5.65
Option exercise price	—	$5.65

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Share capital (continued):

(b)	Stock option plan (continued):

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time of similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain in all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the periods ended February 29, 2012 and February 28, 2011:

	Number of options	Weighted average grant date fair value
		$

2012	—	—
2011	250,000	4.08

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Share capital (continued):

(c)	Earnings per share:

The calculation of basic earnings per share for the period of three months ended February 29, 2012 was based on the net loss attributable to common shareholders of the Company of $7,484 (2011 – $5,932), and a weighted average number of common shares outstanding of 60,914,265 (2011 – 60,514,420). The weighted average number of common shares is calculated as follows:

	February 29, 2012	February 28, 2011

Issued common shares at December 1	60,865,266	60,512,764
Effect of share options exercised	48,999	1,656

Weighted average number of common shares	60,914,265	60,514,420

At February 29, 2012, 2,088,129 options (2011 – 3,038,971) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. All options outstanding at February 29, 2012 could potentially dilute basic earnings per share in the future.

10.	Supplemental information:

(a)	Cash flow information:

The Company entered into the following transactions which had no impact on the cash flows:

	February 29, 2012	February 28, 2011
	$	$

Additions to property and equipment included in accounts payable and accrued liabilities	—	43

In addition, interest received totaled $453 (2011 – $122).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

10.	Supplemental information (continued):

(b)	Restructuring costs:

On December 7, 2011, the Company announced that it was discontinuing its clinical program evaluating tesamorelin in muscle wasting associated with COPD, resulting in the lay-off of 34 employees. Consequently, the Company now occupies approximately fifty percent of its leased premises, giving rise to an onerous lease provision. Restructuring costs recorded in the first quarter ended February 29, 2012 were as follows:

$
Restructuring costs:
Lease:
Onerous lease provision	4,055
Write-off of the related deferred lease inducements	(481)

3,574
Other restructuring costs:
Employee termination benefits	1,163
Termination of the COPD clinical program	1,036
Professional fees and other	285

2,484

6,058

Provisions related to the restructuring in the consolidated statements of financial position:

	Onerous lease provision	Other costs	Total
	$	$	$

Balance at November 30, 2011	—	52	52

Provisions made during the period	4,055	2,484	6,539
Payments	(128)	(2,239)	(2,367)
Accretion expense	7	—	7

Balance at February 29, 2012	3,934	297	4,231

Less current portion	(474)	(297)	(771)

Non-current portion	3,460	—	3,460

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

10.	Supplemental information (continued):

(b)	Restructuring costs (continued):

The onerous lease provision includes a provision for the future lease costs of the vacant portion of the premises, net of estimated of sublease rentals that could reasonably be obtained. The provision is being accreted to its face value through a charge to finance costs in the consolidated statements of comprehensive income. The provision is based on management’s best estimates of sublease rates that have yet to be negotiated, the timing of a sublease transaction, discount rates and other factors.

11.	Contingent liability:

On July 26, 2010, the Company received a motion of authorization to institute a class action lawsuit against the Company, a director and a former executive officer (the “Motion”). The Motion was filed in the Superior Court of Québec, district of Montréal (the “Court”). The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. The applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose certain alleged adverse effects relating to the administration of EGRIFTATM.

The Motion was authorized by the Court on February 24, 2012. Despite the granting of such motion, the Company is of the view that the allegations against it are entirely without merit and will take all appropriate actions to vigorously defend its position. The Company is seeking leave to appeal the decision authorizing the Motion and the hearing regarding leave to appeal is scheduled to occur on June 5, 2012.

The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of their duties for the Company subject to a $200 deductible.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

12.	Commitments:

This disclosure is to update the note 24 of the Audited annual financial statements of 2011.

(a)	Post-approval commitments:

In connection with its approval of EGRIFTATM, the United States Food and Drug Administration, or FDA, has required the following three post-approval commitments:

-	a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation);

-	a long-term observational safety study using EGRIFTATM; and

-	a Phase 4 clinical trial using EGRIFTATM.

The Company has developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements. It is required to be available by November 2013.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM and the protocol for this study, which has been submitted to the FDA by EMD Serono, has yet to be finalized.

The Phase 4 clinical trial is to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or placebo over a three-year treatment period. While the Company is committed to supporting the trial, management believes that the protocol conditions will be difficult to meet. The Company estimates that, if completed, the trial could cost approximately $20,000 over a four- to five-year period.

(b)	Long-term procurement agreements:

As at February 29, 2012, the Company had entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at February 29, 2012, the Company had outstanding purchase orders under these agreements amounting to $3,246 for the manufacture of EGRIFTATM for delivery in the fiscal years 2012 and 2013.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except per share amounts)

13.	Subsequent events:

Stock option plan

Between March 1, 2012 and April 10, 2012, 40,834 options were exercised at a weighted average exercise price of $1.31 per share for a cash consideration of $53.